AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
5th-Fl Tokyoekimae-Bldg.,
2-1-5 Yaesu Chuo-ku,Tokyo
104-0028 Japan
TEL: 03-3274-4561/FAX: 03-3274-4579
: ir@aiful.co.jp URL: http://www.aiful.co.jp

04024063

March 26, 2004

File No. 82-4802
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549

SUPPL

Re: AIFUL CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 9, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from October 1, 2003 to December 31, 2003 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

PROCESSED
APR 06 2004
THOMSON FINANCIAL

AIFUL CORPORATION

By

Name: Ikuo Yamauchi
Title: Chief of Investor of Relations,
Investor Relations Office

Attachments

List of material information made public in Japan from October 1, 2003 to December 31, 2003

	Descriptions	Information * Provided to
Exhibit 1	The 27th Mid-Term Business Report "Shareholders' Communication" dated December 2003 (brief description in English)	Shareholders
Exhibit 2	Semi-Annual Securities Report dated December 11, 2003 for the 27th Fiscal Year (Interim) from April 1, 2003 to September 30, 2003 (brief description in English)	DKALB TSE/OSE
Exhibit 3	Amendment to Semi-Annual Securities Report dated December 22, 2003 (brief description in English)	DKALFB TSE/OSE
Exhibit 4	Supplement to Shelf Registration Statement dated October 3, 2003 (brief description in English)	DKILFB TSE/OSE
Exhibit 5	Amendments to Shelf Registration Statement, each dated December 11 and December 26, 2003 (brief description in English)	DKALFB TSE/OSE
Exhibit 6	The Reports on Treasury Stock Purchase, each dated October 3, November 13 and December 9, 2003 (brief description in English)	DKALFB TSE/OSE
Exhibit 7	Press Release dated October 3, 2003 with a title "AIFUL Announce 38th, Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 8	Press Release dated October 14, 2003 with a title "AIFUL Corporation Announces Merger of Three Consumer Finance Subsidiaries" (English translation)	Public

Exhibit 9	Press Release dated November 17, 2003 with a title "AIFUL Corporation Announces Management Personnel Changes" (English translation)	Public

"DKALFB" means Director-General of Kanto Local Finance Bureau.
"DKILFB" means Director-General of Kinki Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

(Brief Description in English)

December 2003

The 27th Mid-Term Business Report
"SHAREHOLDERS' COMMUNICATION"

This Mid-Term Business Report concerning the period from April 1, 2003 through September 30, 2003 (the "Business Report") was sent to the shareholders of AIFUL Corporation (the "Company") in December 2003.

The Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company, however, voluntarily prepares the Business Report, sends it to its shareholders and distributes it to its creditors, customers or analysts from time to time.

The information in the Business Report which is material to an investment decision is substantially contained in the Consolidated Financial Summary (The 1st Quarter of FY 2004 ended June 30, 2003) of the Company which was included in the documents previously submitted and accepted on December 23, 2003.

(Brief Description in English)

December 11, 2003

Semi-Annual Securities Report

(Report pursuant to Article 24-5, Paragraph 1 of
the Securities and Exchange Law)

The 27th Fiscal Year (Interim)
from April 1, 2003
to September 30, 2003

This Semi-Annual Securities Report concerning the period from April 1, 2003 through September 30, 2003 (the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 11, 2003 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the period from April 1, 2003 through September 30, 2003.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Consolidated Financial Summary (The 1st Quarter of FY 2004 ended June 30, 2003) of the Company which was included in the documents previously submitted and accepted on December 23, 2003.

EXHIBIT 3

(Brief Description in English)

Amendment to Semi-Annual Securities Report

AIFUL CORPORATION

(504043)

Amendment to Semi-Annual Securities Report dated December 22, 2003 (the "Amendment") in connection with the correction of the names of the Independent Auditors of the Company on the Auditor's Report with respect to the Consolidated and Non-Consolidated financial statements in the Annual Securities Report filed with the Director-General of Kanto Local Finance Bureau on December 11, 2003.

An amendment to semi-annual securities report is required to be filed with the authority under the Securities and Exchange Law when any change, correction, amendment, or addition to the relevant annual securities report has been made.

EXHIBIT 4

(Brief Description in English)

Supplement to
Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplement to Shelf Registration Statement dated October 3, 2003 relating to the Unsecured Straight Bonds-Thirty-eighth Series (with special covenant of rating *pari passu* solely with the other series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when AIFUL Corporation (the "Company") proposes to issue or distribute through a public offering in Japan of the securities designated in the Shelf Registration Statement filed with the Director-General of Kanto Local Finance Bureau on February 6, 2003 (the "Shelf Registration Statement") which became effective as of February 14, 2003, including the Unsecured Straight Bonds -Thirty-eighth Series (with special covenant of rating *pari passu* solely with the other series of bonds), worth ¥10,000 million of the aggregate principal amount thereof in such offering.

The Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds-Thirty-eighth Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the news releases dated October 3, 2003 (Exhibit 7).

EXHIBIT 5

(Brief Description in English)

Amendments to Shelf Registration Statement

AIFUL CORPORATION

(504043)

Amendments to Shelf Registration Statement dated December 11 and December 26, 2003 (together, the "Amendments") with respect to inclusion in the list of documents incorporated therein by reference to the Shelf Registration Statements (Note)

The Amendments are filed as referred to above in order to incorporate therein by reference to the Semi-Annual Securities Report for the 27th interim fiscal year filed on December 11, 2002 and the Amendment to Semi-Annual Securities Report filed on December 22 by amending the list of documents, contained in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on February 6, 2003, which are incorporated therein by reference.

Note:

Under the Securities and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents to be incorporated by reference in the relevant shelf registration statement is amended.

EXHIBIT 6

(Brief Description in English)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase, each dated October 3, November 13 and December 9, 2003 (together, the "Reports") in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (Note)

The Reports show that no treasury stock purchase has been made for the period from September 1, 2003 to November 30, 2003.

Note:

Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

EXHIBIT 7

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 38th Unsecured Straight Bond Issues

TOKYO, October 3 , 2003 – AIFUL Corporation announced its 38th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 38th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10billion yen
Interest rate:	1.32% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	October 3, 2003
Payment date:	October 17, 2003
Maturity date:	October 17, 2008 (5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Deutsche Securities Limited. Credit Suisse First Boston Securities Japan Limited.
Trustees:	Aozora Bank, Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 8

AIFUL Corporation
Press Release

October 14, 2003

AIFUL Corporation Announces Merger of Three Consumer Finance Subsidiaries

KYOTO —AIFUL Corporation has announced that it has decided to merge its three fully owned consumer finance subsidiaries: Happy Credit Co., Ltd., Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd. The date for the merger will be April 1, 2004, and Happy Credit Co., Ltd., will be the surviving company.

1. Objectives of the Merger

The objectives of the merger of the three companies are the optimum allocation of business assets, including branches and personnel, further improving management efficiency, and enhancing marketing capabilities through integration as a new brand.

2. Details of the Merger

(a) Date of the Merger: April 1, 2004
(b) Method of the Merger: Absorption of Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd., which will cease to exist, into Happy Credit Co., Ltd., the surviving company.

Other details (the name of the new company, merger ratio, etc.) will be announced as they are decided.

3. Overview of Companies to be Merged (March 31, 2003)

(a) Surviving Company

Name	Happy Credit Co., Ltd.
Type of business	Consumer finance
Establishment	April 1982
Headquarters	9th Floor, 381-1 Takasagocho, Gojo-Agaru, Karasumadori, Shimogyo-ku, Kyoto
Representative	Taichi Kawakita
Capital	¥10 million

Results for the Past Three Fiscal Years (Million yen)

Fiscal Year	Ended March 2001*Note	Ended March 2002	Ended March 2003
Loans outstanding	27,106	32,428	31,587
Operating revenue	6,089	7,987	8,507
Operating income	(495)	547	25
Ordinary income	(488)	548	26
Net income	(363)	152	9
Number of branches	56	58	57
Number of employees	179	156	168

Note: Since Happy Credit Co., Ltd., became a consolidated subsidiary on June 1, 2000, results for April 1 - May 31, 2000 are not included in any of the above categories.

(2) Absorbed Companies

Name	Sinwa Co., Ltd.	Sanyo Shinpan Co., Ltd.
Type of business	Consumer finance	Consumer finance
Establishment	April 1976	January 1988
Capital	¥325 million	¥100 million

Results for the Past Three Fiscal Years (Million yen)

	Sinwa Co., Ltd			Sanyo Shinpan Co., Ltd.	
Fiscal Year	Ended March 2001 *Note	Ended March 2002	Ended March 2003	Ended March 2002	Ended March 2003
Loans outstanding	16,861	21,169	22,263	11,390	11,867
Operating revenue	3,752	5,249	5,949	2,361	2,837
Operating income	1,238	907	121	(86)	260
Ordinary income	1,203	913	118	(79)	259
Net income	609	347	3	(389)	93
Number of branches	35	35	35	20	18
Number of employees	74	62	70	75	64

Note: Since Sinwa Co., Ltd., became a consolidated subsidiary on June 1, 2000, results for April 1 - May 31 2000 are not included in any of the categories.
Since Sanyo Shinpan Co., Ltd., became a consolidated subsidiary at the end of the fiscal year (ended March 2001), results are listed starting from the year ended March 2002.

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

EXHIBIT 9

AIFUL Corporation
Press Release

November 17, 2003

AIFUL Corporation Announces Management Personnel Changes

KYOTO —AIFUL Corporation has announced the following changes to the positions of management personnel. These changes were resolved at a Board of Directors meeting held on November 17, 2003.

Management Personnel Changes (Effective December 1, 2003)

Name	New Position	Former Position
Yasuo Shiozawa	Manager - Contact Center Preparatory Office (No longer serving as General Manager - IT Planning Department)	General Manager- IT Planning Department Manager - Contact Center Preparatory Office
Isao Okada	General Manager - IT Planning Department	General Manager - Information Systems Department

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581